

Mail Stop 7010

December 22, 2006

Mr. Rick Dobson
Chief Financial Officer
Novelis Inc.
3399 Peachtree Road NE, Suite 1500
Atlanta, Georgia 30326

>    **RE:    Form 10-K for the Fiscal Year ended December 31, 2005**
>    **Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,**
>    **2006 and September 30, 2006**
>    **File No. 1-32312**

Dear Mr. Dobson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief